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                           To: BUSINESS WIRE           AMY LYNCH
                           Fax#: 312-573-0019          Ph.#: 888-292-4446

                           PRESS RELEASE (#1)          September 5, 2000

Contact:  M. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY ISSUES LETTER TO MERIDIAN INSURANCE GROUP, INC. TO MEET TO DISCUSS TRANSACTION


Today, Tuesday, September 5, 2000, Meridian Insurance Group Acquisition Corporation, through Gregory M. Shepard, its Chairman and President, issued a letter to Ms. Norma J. Oman, the President and Chief Executive Officer of Meridian Insurance Group, Inc. asking for a meeting next week to discuss amicably resolving the transaction.

The contents of the letter are as follows:

     Ms. Norma J. Oman
     President and Chief Executive Officer
     Meridian Insurance Group, Inc.
     2955 North Meridian Street
     Indianapolis, Indiana

     Dear Norma:

          I would like to meet with you and the board of directors of Meridian Insurance Group, Inc. next week to discuss the details of my offer and to amicably discuss this matter.

     Please call me at your earliest convenience.

                                   Sincerely,

                             /s/ Gregory M. Shepard

                               Gregory M. Shepard
                             Chairman and President
                Meridian Insurance Group Acquisition Corporation
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On Thursday, August 31, 2000, American Union Insurance Company commenced a cash tender offer for all of the common stock of Meridian Insurance Group, Inc., for $20 per share, which represented a 57% premium based on the closing share price on August 29, 2000.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with the 1,588,400 common shares [20.23% of the June 30, 2000 outstanding] owned by Shepard, constitute at least 50.1% of the voting securities of Meridian Insurance Group Inc. outstanding or issuable under the company's stock option plans, (2) Meridian's redemption of its preferred share purchase rights, (3) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the offer and the proposed merger described herein, (4) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Control Share Acquisitions chapter are inapplicable to the offer and the proposed merger described herein, (5) American Union having obtained all insurance regulatory approvals necessary for their acquisition of control of Meridian and its insurance subsidiaries and affiliates on terms and conditions satisfactory to American Union, in its sole discretion, and (6) America Union obtaining financing.

The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 29, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

The Depositary and Information Agent for the offer is ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers.